UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 17, 2012, NTS Mortgage Income Fund sent a notice to its stockholders regarding a mini-tender offer by Peachtree Partners. A copy of the notice is attached to this current report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

 (a) Financial Statements of Businesses Acquired: N/A
 (b) Pro Forma Financial Information: N/A
 (c) Shell Company Transactions: N/A
 (d) Exhibits:
   99.1 Notice to Stockholders dated January 17, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: January 17, 2012

Exhibit 99.1



7103 S. Revere Parkway
Centennial, CO 80112

NOTICE TO STOCKHOLDERS DATED JANUARY 17, 2012

January 17, 2012

Dear NTS Mortgage Income Fund Stockholder:

On January 4, 2012, we learned of an offer by Peachtree Partners ("Peachtree") to purchase your shares in NTS Mortgage Income Fund (the "Company"). Peachtree's offer is for $2.00 per share in cash. This offer, known as a "mini-tender," is structured to avoid certain filing, disclosure and procedural requirements designed to protect investors. Also, regardless of the dollar size of the repurchase, each transaction is subject to an administration fee of $100.00 that Peachtree will charge to each stockholder. The Company is responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. Although the Company believes that Peachtree's offer fails to comply with certain procedural safeguards required by the Securities and Exchange Commission (the "SEC") for other tender offers, the Company remains neutral on whether you should accept or reject Peachtree's offer. **The Company believes that each Stockholder's decision on whether to tender shares to Peachtree and, if so, how many shares to tender, is a personal investment decision that should be based upon each Stockholder's particular circumstances and expectations. Each Stockholder should review Peachtree's offer, consult with financial and tax advisors and make an independent determination on Peachtree's offer using all available information.**

Despite remaining neutral as to whether you should accept or reject Peachtree's offer to purchase your shares, the Company believes Peachtree's offer does not provide you with certain important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to Peachtree, you will not be able to withdraw your shares beyond ten days after accepting Peachtree's offer. Under SEC rules applicable to tender offers, you would be able to withdraw at any time up until closing of the tender. Also, Peachtree's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if Stockholders tender more interests than Peachtree desires to purchase. Under SEC rules applicable to tender offers, Peachtree would be required to accept tenders on a pro rata basis. Finally, Peachtree's offer fails to adequately disclose important matters required under the SEC's guidelines. For example, Peachtree fails to clearly summarize how it determined its offer price.

Importantly, please note that Peachtree's "Agreement of Assignment and Transfer" form included with the tender offer contains qualifications and contingencies that you should carefully read before you make any decision. You should also consult a publication of the SEC entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and Peachtree accepts, the Company will only accept a request for a transfer of the shares as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with the Company's bylaws and Plan of Dissolution and Liquidation.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the reports filed by the Company with the SEC. The Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call the Company's Investor Service Department at 1-800-928-1492, extension 544.

Sincerely,

Gregory A. Wells
Secretary/Treasurer/Chief Financial Officer
NTS Mortgage Income Fund